

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 7, 2008

Mail Stop 7010

Timothy Tangredi
Chief Executive Officer
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, Florida 33556

Re: **Dais Analytic Corporation**
Registration Statement on Form S-1 Amendment No.2
Filed on November 4, 2008
File No. 333-152940

Dear Mr. Tangredi:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 5.1 – Legal Opinion of Richardson & Patel, LLP

1. Since you are registering 447,298 shares which are currently outstanding and held by the selling shareholders, please have counsel revise its opinion to state that the shares <u>are</u> duly authorized, legally issued, fully paid, and non-assessable, without qualification as to sales contemplated by the registration statement.

2. With respect to the shares issuable upon conversion of the notes and exercise of the warrants, counsel should revise its opinion to clarify that these shares will be validly issued, fully paid and nonassessable when issued upon conversion of the notes and/or exercise of the warrants as described in the registration statement.

3. Legal counsel must opine on the corporate laws of the jurisdiction of incorporation of the company. Please have counsel revise its opinion accordingly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Addison K. Adams, Esq. (via facsimile @ (310) 208-1154)
        Richardson & Patel LLP
        10900 Wilshire Boulevard, Suite 500
        Los Angeles, California 90024